UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

1 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 1 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/09/2025	224,527	£27.3050	£27.0950	£27.1882	LSE	GBP
01/09/2025	140,223	£27.2950	£27.0950	£27.1844	Chi-X (CXE)	GBP
01/09/2025	132,809	£27.2950	£27.0950	£27.1798	BATS (BXE)	GBP
01/09/2025	269,691	€31.6500	€31.4550	€31.5479	XAMS	EUR
01/09/2025	230,309	€31.6500	€31.4550	€31.5464	CBOE DXE	EUR
01/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250901 (https://ml-eu.globenewswire.com/Resource/Download/7d10682b-00c9-4278-b045-b6ed8cf3b17e)

Transaction in Own Shares

2 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/09/2025	307,082	£27.6350	£27.1700	£27.3849	LSE	GBP
02/09/2025	199,456	£27.6350	£27.1700	£27.4000	Chi-X (CXE)	GBP
02/09/2025	242,785	£27.6350	£27.1700	£27.3780	BATS (BXE)	GBP
02/09/2025	441,413	€31.9450	€31.4550	€31.6636	XAMS	EUR
02/09/2025	307,351	€31.9450	€31.4550	€31.6397	CBOE DXE	EUR
02/09/2025	37,495	€31.9400	€31.5350	€31.7582	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250902 (https://ml-eu.globenewswire.com/Resource/Download/31a44bdf-af5a-41dd-a19f-dce1429185c0)

Transaction in Own Shares

3 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 3 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/09/2025	743,266	£27.5650	£26.9200	£27.1850	LSE	GBP
03/09/2025	173,938	£27.5650	£27.2050	£27.3540	Chi-X (CXE)	GBP
03/09/2025	481,131	£27.5650	£26.9200	£27.1438	BATS (BXE)	GBP
03/09/2025	923,647	€31.8450	€31.1350	€31.4194	XAMS	EUR
03/09/2025	374,678	€31.8450	€31.1650	€31.5326	CBOE DXE	EUR
03/09/2025	458	€31.1650	€31.1650	€31.1650	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250903 (https://ml-eu.globenewswire.com/Resource/Download/54786ebb-fa25-4d21-9fdc-a4f86b4842f2)

Transaction in Own Shares

4 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 4 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/09/2025	353,604	£27.0100	£26.7800	£26.9102	LSE	GBP
04/09/2025	174,734	£27.0100	£26.7800	£26.8998	Chi-X (CXE)	GBP
04/09/2025	226,377	£27.0100	£26.7800	£26.9031	BATS (BXE)	GBP
04/09/2025	425,255	€31.2800	€30.9900	€31.1822	XAMS	EUR
04/09/2025	284,745	€31.2800	€30.9900	€31.1898	CBOE DXE	EUR
04/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250904 (https://ml-eu.globenewswire.com/Resource/Download/cc7991ac-ac93-40b9-a335-0e302c753792)

Transaction in Own Shares

5 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/09/2025	677,502	£26.9200	£26.2600	£26.5329	LSE	GBP
05/09/2025	172,529	£26.9200	£26.4100	£26.7040	Chi-X (CXE)	GBP
05/09/2025	398,676	£26.9200	£26.2650	£26.5063	BATS (BXE)	GBP
05/09/2025	801,058	€31.2050	€30.4050	€30.7289	XAMS	EUR
05/09/2025	348,691	€31.2100	€30.4750	€30.8728	CBOE DXE	EUR
05/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250905 (https://ml-eu.globenewswire.com/Resource/Download/99cc7b65-6fcb-4a6f-b3d1-92ac830a90ee)

Transaction in Own Shares

8 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/09/2025	389,705	£26.6350	£26.3000	£26.4763	LSE	GBP
08/09/2025	149,785	£26.6350	£26.3000	£26.5201	Chi-X (CXE)	GBP
08/09/2025	250,494	£26.6350	£26.3000	£26.4649	BATS (BXE)	GBP
08/09/2025	535,135	€30.8800	€30.4650	€30.6833	XAMS	EUR
08/09/2025	349,865	€30.8850	€30.4650	€30.6814	CBOE DXE	EUR
08/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250908 (https://ml-eu.globenewswire.com/Resource/Download/509edb8f-f006-4452-bb80-9a9b4cdc4277)

Transaction in Own Shares

9 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/09/2025	247,005	£26.7300	£26.3300	£26.5322	LSE	GBP
09/09/2025	148,825	£26.7300	£26.3300	£26.5368	Chi-X (CXE)	GBP
09/09/2025	129,170	£26.7300	£26.3350	£26.5504	BATS (BXE)	GBP
09/09/2025	275,356	€31.0400	€30.5700	€30.7667	XAMS	EUR
09/09/2025	199,644	€31.0400	€30.5800	€30.7559	CBOE DXE	EUR
09/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250909 (https://ml-eu.globenewswire.com/Resource/Download/d9018ad6-bc6d-4ab1-9f1f-34f772e9e4a8)

Transaction in Own Shares

10 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/09/2025	344,895	£26.6600	£26.4000	£26.5518	LSE	GBP
10/09/2025	189,777	£26.6600	£26.3800	£26.5510	Chi-X (CXE)	GBP
10/09/2025	215,328	£26.6550	£26.3750	£26.5507	BATS (BXE)	GBP
10/09/2025	456,729	€30.9950	€30.6750	€30.8738	XAMS	EUR
10/09/2025	293,271	€30.9950	€30.6900	€30.8715	CBOE DXE	EUR
10/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250910 (https://ml-eu.globenewswire.com/Resource/Download/8b737ef2-b0fd-4b12-9055-9763174b9672)

Transaction in Own Shares

11 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/09/2025	503,484	£26.8400	£26.3900	£26.5646	LSE	GBP
11/09/2025	199,231	£26.8400	£26.4050	£26.6262	Chi-X (CXE)	GBP
11/09/2025	319,907	£26.8400	£26.3900	£26.5367	BATS (BXE)	GBP
11/09/2025	666,478	€31.1650	€30.6500	€30.8428	XAMS	EUR
11/09/2025	329,660	€31.1650	€30.6600	€30.9366	CBOE DXE	EUR
11/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250911 (https://ml-eu.globenewswire.com/Resource/Download/6144b6dc-6eb8-43b2-8871-a48352d85e93)

Transaction in Own Shares

12 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/09/2025	355,485	£26.6300	£26.3000	£26.4208	LSE	GBP
12/09/2025	189,123	£26.6300	£26.3000	£26.4212	Chi-X (CXE)	GBP
12/09/2025	255,392	£26.6250	£26.3000	£26.4120	BATS (BXE)	GBP
12/09/2025	496,182	€30.9550	€30.5700	€30.7007	XAMS	EUR
12/09/2025	303,818	€30.9450	€30.5700	€30.6828	CBOE DXE	EUR
12/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250912 (https://ml-eu.globenewswire.com/Resource/Download/3a7e81b9-d162-4f04-8027-457590787cd4)

Transaction in Own Shares

15 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/09/2025	435,579	£26.4150	£26.1050	£26.2176	LSE	GBP
15/09/2025	194,712	£26.4150	£26.1050	£26.2070	Chi-X (CXE)	GBP
15/09/2025	244,709	£26.4150	£26.1050	£26.2169	BATS (BXE)	GBP
15/09/2025	516,029	€30.7100	€30.3500	€30.4778	XAMS	EUR
15/09/2025	332,633	€30.7100	€30.3450	€30.4826	CBOE DXE	EUR
15/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250915 (https://ml-eu.globenewswire.com/Resource/Download/96ec16da-3623-48d6-8fd3-e653a65337b8)

Transaction in Own Shares

16 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/09/2025	366,984	£26.4000	£26.1650	£26.2871	LSE	GBP
16/09/2025	40,512	£26.3700	£26.1800	£26.2307	Chi-X (CXE)	GBP
16/09/2025	240,098	£26.4000	£26.1650	£26.2940	BATS (BXE)	GBP
16/09/2025	372,052	€30.6350	€30.3400	€30.4853	XAMS	EUR
16/09/2025	279,462	€30.6350	€30.3400	€30.4848	CBOE DXE	EUR
16/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250916 (https://ml-eu.globenewswire.com/Resource/Download/4bd74be2-ba0e-48d0-a2ff-359ee6aaccf3)

Transaction in Own Shares

17 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/09/2025	442,919	£26.4900	£25.9900	£26.1704	LSE	GBP
17/09/2025	149,225	£26.4900	£26.1350	£26.2305	Chi-X (CXE)	GBP
17/09/2025	357,328	£26.4800	£25.9900	£26.1615	BATS (BXE)	GBP
17/09/2025	569,476	€30.6300	€30.1100	€30.3109	XAMS	EUR
17/09/2025	329,153	€30.6300	€30.2350	€30.3574	CBOE DXE	EUR
17/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250917 (https://ml-eu.globenewswire.com/Resource/Download/801d3090-01ae-402f-90a6-aff74dc51747)

Transaction in Own Shares

18 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/09/2025	379,676	£26.3750	£26.0600	£26.2486	LSE	GBP
18/09/2025	174,035	£26.3750	£26.0600	£26.2612	Chi-X (CXE)	GBP
18/09/2025	246,289	£26.3700	£26.0600	£26.2479	BATS (BXE)	GBP
18/09/2025	477,589	€30.5150	€30.1600	€30.3599	XAMS	EUR
18/09/2025	322,411	€30.5150	€30.1600	€30.3786	CBOE DXE	EUR
18/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250918 (https://ml-eu.globenewswire.com/Resource/Download/d9445590-a1a5-4a04-a56e-c1a9e6422590)

Transaction in Own Shares

19 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/09/2025	455,120	£26.3950	£26.0850	£26.2316	LSE	GBP
19/09/2025	151,902	£26.3950	£26.2150	£26.3011	Chi-X (CXE)	GBP
19/09/2025	292,978	£26.3950	£26.0850	£26.2230	BATS (BXE)	GBP
19/09/2025	550,067	€30.4550	€30.0700	€30.2422	XAMS	EUR
19/09/2025	349,933	€30.4500	€30.0700	€30.2506	CBOE DXE	EUR
19/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250919 (https://ml-eu.globenewswire.com/Resource/Download/280b0ef4-476e-403a-9728-66b898de4a28)

Transaction in Own Shares

22 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/09/2025	368,924	£26.2650	£26.0450	£26.1355	LSE	GBP
22/09/2025	174,812	£26.2650	£26.0450	£26.1412	Chi-X (CXE)	GBP
22/09/2025	316,264	£26.2650	£26.0450	£26.1292	BATS (BXE)	GBP
22/09/2025	525,089	€30.2750	€30.0050	€30.1139	XAMS	EUR
22/09/2025	349,911	€30.2700	€30.0050	€30.1160	CBOE DXE	EUR
22/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250922 (https://ml-eu.globenewswire.com/Resource/Download/ff6fd426-8be7-43d1-8c9e-01d4b5e5b657)

Transaction in Own Shares

23 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/09/2025	150,291	£26.6200	£26.1900	£26.3865	LSE	GBP
23/09/2025	112,662	£26.6200	£26.1900	£26.3893	Chi-X (CXE)	GBP
23/09/2025	112,047	£26.6200	£26.1900	£26.4077	BATS (BXE)	GBP
23/09/2025	229,000	€30.6700	€30.1750	€30.3717	XAMS	EUR
23/09/2025	141,000	€30.6700	€30.1750	€30.3809	CBOE DXE	EUR
23/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250923 (https://ml-eu.globenewswire.com/Resource/Download/f71b039e-00fd-48b6-9032-0ac0cc9c7918)

Transaction in Own Shares

24 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/09/2025	295,165	£26.7950	£26.2800	£26.5259	LSE	GBP
24/09/2025	147,585	£26.7950	£26.2800	£26.5396	Chi-X (CXE)	GBP
24/09/2025	167,250	£26.7950	£26.2800	£26.5409	BATS (BXE)	GBP
24/09/2025	395,702	€30.8200	€30.2150	€30.5091	XAMS	EUR
24/09/2025	264,298	€30.8200	€30.2150	€30.5024	CBOE DXE	EUR
24/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250924 (https://ml-eu.globenewswire.com/Resource/Download/0a87085e-8621-43de-ad09-ff7bb66299ca)

Transaction in Own Shares

25 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/09/2025	307,315	£27.0200	£26.7150	£26.8601	LSE	GBP
25/09/2025	149,574	£26.9450	£26.7150	£26.8068	Chi-X (CXE)	GBP
25/09/2025	222,892	£27.0200	£26.7150	£26.8566	BATS (BXE)	GBP
25/09/2025	382,200	€31.0200	€30.6950	€30.8618	XAMS	EUR
25/09/2025	296,588	€31.0200	€30.6950	€30.8560	CBOE DXE	EUR
25/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250925 (https://ml-eu.globenewswire.com/Resource/Download/24ead966-9e7e-44a7-a4d2-41a53ce4e47f)

Transaction in Own Shares

26 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/09/2025	213,917	£27.3900	£27.0850	£27.2459	LSE	GBP
26/09/2025	147,145	£27.3850	£27.0850	£27.2493	Chi-X (CXE)	GBP
26/09/2025	137,973	£27.3900	£27.0850	£27.2584	BATS (BXE)	GBP
26/09/2025	289,012	€31.5200	€31.1100	€31.3373	XAMS	EUR
26/09/2025	160,369	€31.5200	€31.1100	€31.3475	CBOE DXE	EUR
26/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250926 (https://ml-eu.globenewswire.com/Resource/Download/bdf557da-7764-48cb-9ee1-91164c9f6195)

Transaction in Own Shares

29 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/09/2025	421,386	£27.3800	£26.8850	£27.1269	LSE	GBP
29/09/2025	173,765	£27.3750	£26.8850	£27.2016	Chi-X (CXE)	GBP
29/09/2025	339,849	£27.3750	£26.8850	£27.1030	BATS (BXE)	GBP
29/09/2025	586,619	€31.5050	€30.8950	€31.1553	XAMS	EUR
29/09/2025	349,381	€31.5050	€30.9000	€31.2147	CBOE DXE	EUR
29/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250929 (https://ml-eu.globenewswire.com/Resource/Download/cf66b603-0706-486a-9212-4a2615dc5954)

Transaction in Own Shares

30 September, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 September, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/09/2025	628,767	£26.8300	£26.3150	£26.5125	LSE	GBP
30/09/2025	175,003	£26.8350	£26.4400	£26.6510	Chi-X (CXE)	GBP
30/09/2025	495,753	£26.8350	£26.3150	£26.4986	BATS (BXE)	GBP
30/09/2025	876,082	€30.8500	€30.2650	€30.4720	XAMS	EUR
30/09/2025	348,918	€30.8250	€30.3000	€30.6006	CBOE DXE	EUR
30/09/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250930 (https://ml-eu.globenewswire.com/Resource/Download/39efda49-1e2a-4b0e-893d-6aace104c161)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: October 1, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary